Exhibit 99.2
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at March 31, 2015

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three months ended March 31, 2015 and 2014 - unaudited

		Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	Note	In EUR k	In EUR k
Revenue	4	290,406	330,473
Cost of sales		(208,042)	(259,569)

Gross profit	4	82,364	70,904

Selling expenses		(25,928)	(24,381)
Research and development costs		(4,018)	(2,826)
General and administrative expenses		(14,966)	(12,308)
Other operating income	5	424	693
Other operating expenses	5	(1,575)	(3,616)

Operating result (EBIT)		36,301	28,466

Finance income	5	18,019	441
Finance costs	5	(31,999)	(24,233)
Share of profit or loss of joint ventures		121	83

Financial result		(13,859)	(23,709)

Profit before income taxes		22,442	4,757

Income taxes	9	(7,691)	(5,161)

Profit or loss for the period		14,751	(404)
Earnings per Share (EUR per share), basic and diluted*		0.25	(0.01)

* Based on 59,635k and 43,750k actual number of shares as of March 31, 2015 and 2014, respectively, which was also the weighted average for the respective periods then ended.

Interim condensed consolidated statement of financial position of
Orion Engineered Carbons S.A. as at March 31, 2015 and December 31, 2014 – unaudited

		Mar 31, 2015	Dec 31, 2014
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		109,307	110,952
Property, plant and equipment	6	383,922	358,216
Investment in joint ventures		4,778	4,657
Other financial assets	8	5,200	5,931
Other assets		3,560	3,750
Deferred tax assets	9	52,765	57,084
		608,044	589,102
Current assets
Inventories	7	117,866	125,298
Trade receivables		189,285	199,486
Other financial assets	8	1,003	1,001
Other assets		25,669	26,166
Income tax receivables	9	6,026	10,575
Cash and cash equivalents		120,709	70,544
		460,558	433,070
		1,068,602	1,022,172

		Mar 31, 2015	Dec 31, 2014
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Reserves		2,606	51,569
Profit or loss for the period	4	14,751	(55,939)
		76,992	55,265
Non-current liabilities
Pension provisions		51,517	48,629
Other provisions		14,266	14,169
Financial liabilities	8	706,601	670,189
Other liabilities		2,047	2,101
Deferred tax liabilities	9	42,229	44,281
		816,660	779,369
Current liabilities
Other provisions		32,907	40,808
Trade payables		103,486	105,074
Other financial liabilities	8	8,578	10,684
Income tax liabilities	9	11,579	11,552
Other liabilities		18,400	19,420
		174,950	187,538
		1,068,602	1,022,172

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three months ended March 31, 2015 and 2014 – unaudited

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	In EUR k	In EUR k

Profit or loss for the period	14,751	(404)

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	21,259	471

Unrealized net gains/losses on net investments in a foreign entity
Change in unrealized gains/(losses)	(19,053)	—
Income tax effects	6,313	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	8,519	471

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(2,237)	20
Income tax effects	694	(5)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(1,543)	15

Other comprehensive income, net of tax	6,976	486

Total comprehensive income, net of tax	21,727	82

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2015 and 2014 – unaudited

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	In EUR k	In EUR k
Profit or (loss) for the period	14,751	(404)

Income taxes	7,691	5,161

Profit before income taxes	22,442	4,757

Depreciation and amortization of intangible assets and property, plant and equipment	16,630	18,935
Other non-cash expenses	—	1,130
(Increase)/decrease in trade receivables	21,318	(10,406)
(Increase)/decrease in inventories	13,378	(5,881)
Increase/(decrease) in trade payables	(5,819)	8,572
Decrease in provisions	(9,626)	(2,329)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	335	(2,758)
Finance income	(18,019)	(441)
Finance costs	31,999	24,233
Cash (paid) and received for income taxes	2,165	(1,609)

Cash flows from operating activities	74,803	34,203

Cash paid for the acquisition of intangible assets and property, plant and equipment	(13,846)	(7,693)

Cash flows from investing activities	(13,846)	(7,693)

Cash received from borrowings, net of transaction costs	—	5,806
Repayments of borrowings	(1,814)	—
Cash payments of current financial liabilities	(3,232)	—
Interest and similar expenses paid	(9,486)	(16,069)
Interest and similar income received	128	108

Cash flows from financing activities	(14,404)	(10,155)

Change in cash	46,553	16,355

Change in cash resulting from exchange rate differences	3,612	(51)
Cash and cash equivalents at the beginning of the period	70,544	70,478

Cash and cash equivalents at the end of the period	120,709	86,782

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the three months ended March 31, 2015 – unaudited

In EUR k		Subscribed capital		Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for net investment in foreign entity	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
		Number of common shares	Amount
Jan 1 to Mar 31, 2014	As at Jan 1, 2014	43,750,000	43,750	19,119	(18,437)	(1)	—	(6,517)	(112,165)	(74,251)
	Profit or loss for the period	—	—	—	—	—	—	—	(404)	(404)
	Other comprehensive income, net of tax	—	—	—	471	—	—	15	—	486

	Total comprehensive income, net of tax	—	—	—	471	—	—	15	(404)	82

	As at Mar 31, 2014	43,750,000	43,750	19,119	(17,966)	(1)	—	(6,502)	(112,569)	(74,169)

Jan 1 to Mar 31, 2015	As at Jan 1, 2015	59,635,126	59,635	159,421	18,590	—	—	(14,277)	(168,104)	55,265
	Profit or loss for the period	—	—	—	—	—	—	—	14,751	14,751
	Other comprehensive income, net of tax	—	—	—	21,259	—	(12,740)	(1,543)	—	6,976

	Total comprehensive income, net of tax	—	—	—	21,259	—	(12,740)	(1,543)	14,751	21,727

	As at Mar 31, 2015	59,635,126	59,635	159,421	39,849	—	(12,740)	(15,820)	(153,353)	76,992

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at March 31, 2015

1.	Organization and principal activities
Orion Engineered Carbons S.A. (referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the same as that of the Orion Group. The fiscal year is the calendar year.
On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (“Evonik”) (the “Acquisition”). For this purpose, investment funds managed by affiliates of Rhône Capital L.L.C., investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. (“LuxCo1”) and other holding companies (including Orion).
On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of US Dollar 18.00 per share (the “IPO”). The common shares were sold by LuxCo1, the majority shareholder in the Company. On July 28, 2014, the Company changed its legal form and became a Luxembourg joint stock corporation (société anonyme or S.A.) and changed its name to “Orion Engineered Carbons S.A.” There were 59,635,126 common shares outstanding as of March 31, 2015.
Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades varying in primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at March 31, 2015, Orion operates 13 wholly owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Another eleven holding companies and one service company also belong to the Orion Group as well as a jointly owned production plant in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group's consolidated financial statements are prepared in Euros, the presentation currency of the Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding difference, figures in tables may differ slightly from the actual figures.
The Group’s unaudited interim condensed financial statements were authorized for issue by management on May 7, 2015.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three months period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (“IFRS IC”, formerly International Financial Reporting Interpretations Committee) applicable for the period ended March 31, 2015 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2014.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014. The following amendments to IFRS standards which were adopted on January 1, 2015, did not have any impact on the accounting policies, financial position or performance of the Group:

•IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)
The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

•Improvements to IFRSs (2010-2012 and 2011-2013 cycles)
In December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording.

Accounting policies - hedge accounting
As of January 2015, the Group has entered into hedges of a net investment in a foreign operation. A hedge of a net investment in a foreign operation is a foreign currency financial instrument used to hedge future changes in currency exposure of a foreign operation denominated in that same foreign currency. For financial instruments that qualify as hedge of a net investment in foreign operations, the effective portion of the change in fair value of the hedging instrument is recorded in accumulated other comprehensive income. Any ineffective portion of the net investment hedge is recognized in finance result in the income statement during the period of change. On the disposal of the foreign operation, the cumulative value of any such gains and losses recorded in equity is transferred to profit and loss.
The Group uses a portion of its US Dollar term loan as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries. Refer to note 8 for more details.

3.	Change in accounting estimates

The Group has re-assessed the estimated useful lives of its property, plant and equipment and changed the estimated remaining useful life of certain assets, effective as of January 1, 2015, which has been accounted for as a change in estimates (See Note 6. Property, plant & equipment). The ranges of useful lives for the different assets classes remain unaffected by this change in estimate.

4.	Operating information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), adjustment items, and income taxes are managed on Group basis and are not allocated to operating segments.
Segment reconciliation for the three months ended March 31, 2015 and 2014:

	In EUR k			In EUR k
	For the three months ended Mar 31,			For the three months ended Mar 31,
	2015			2014
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	192,376	98,030	290,406	228,446	102,027	330,473
Cost of sales*	(148,791)	(59,251)	(208,042)	(189,847)	(69,722)	(259,569)
Gross profit*	43,585	38,779	82,364	38,599	32,305	70,904
Adjusted EBITDA	25,340	28,551	53,891	24,320	25,696	50,016
Adjusted EBITDA Margin	13.2%	29.1%	18.6%	10.6%	25.2%	15.1%

* Change in estimate of useful lives led to lower depreciation of EUR 1,943k (Specialties) and EUR 2,807k (Rubber) for the three months ended March 31, 2015 decreasing cost of sales and increasing gross profit.

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes “Adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects resulting from items which management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the three months ended Mar 31,
	2015	2014
Adjusted EBITDA	53,891	50,016
Share of profit of joint venture	(121)	(83)
Restructuring expenses (1)	—	(603)
Consulting fees related to Group strategy (2)	(182)	(1,929)
Other non-operating (3)	(657)	—
EBITDA	52,931	47,401
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(16,630)	(18,935)
Earnings before taxes and finance income/costs (operating result (EBIT))	36,301	28,466
Finance income	18,019	441
Share of profit of joint ventures	121	83
Finance costs	(31,999)	(24,233)
Income taxes	(7,691)	(5,161)
Profit or loss for the period	14,751	(404)

(1) Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3) Other non-operating expenses primarily relates to costs in association with our EPA arbitration case.
Geographic information by legal entity

Revenues	In EUR k
	For the three months ended Mar 31,
	2015	2014
Germany	109,682	131,584
United States	83,765	91,882
South Korea	62,918	62,304
Brazil	14,644	23,255
South Africa	12,133	14,052
Other	5,129	4,951
Rest of Europe*	2,135	2,445
Total	290,406	330,473

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Mar 31,	As at Dec 31,
	2015	2014
Germany	150,434	153,256
Sweden	64,911	64,797
Italy	59,663	59,831
Poland	40,953	38,724
Rest of Europe	14,159	13,748
Subtotal Europe	330,120	330,356

United States	89,906	74,092
South Korea	79,695	70,680
South Africa	27,577	26,138
Brazil	14,266	16,247
Other	177	167
Total	541,741	517,680

5.	Other operating income, other operating expenses, financial result
Other operating income decreased by EUR 269k from EUR 693k for the three months ended March 31, 2014 to EUR 424k for the three months ended March 31, 2015.
Other operating expenses decreased by EUR 2,041k from EUR 3,616k for the three months ended March 31, 2014 to EUR 1,575k for the three months ended March 31, 2015. Other operating expenses for the three months ended March 31, 2015 mainly include non-recurring items of EUR 839k (three months ended March 31, 2014: EUR 2,532k) as well losses from the valuation of foreign exchange derivatives related to operational currency fluctuation exposures of EUR 620k (three months ended March 31, 2014: EUR 970k).
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by EUR 9,850k from EUR 23,709k net finance expenses for the three months ended March 31, 2014 to EUR 13,859k net finance expenses for the three months ended March 31, 2015. The decrease reflects the new financing obtained simultaneously with the IPO.

The table below presents a breakdown of financial result for the three month ended March 31, 2015 and or the three months ended March 31, 2014:

Financial Result	EUR k
	For the Three Months Ended March 31,
	2015	2014
Interest term loans	(8,939)	—
Interest senior secured notes	—	(13,511)
Interest shareholder loans	—	(7,780)
Release transaction costs	(826)	(1,003)
Commitment bank charge	(34)	(173)
Interest income	540	108
Other interest	(1,441)	(1,000)
Total net interest expenses	(10,700)	(23,359)
Gains from foreign currency revaluation	17,479	333
Losses from foreign currency revaluation	(20,413)	(537)
Net foreign currency revaluation impact	(2,934)	(204)
Bank guarantee expenses	(346)	(229)
Share of profit of joint ventures	121	83
Financial Result	(13,859)	(23,709)

6.	Property, plant & equipment
The Group has conducted a comprehensive reassessment of the remaining useful lives of its of its property, plant and equipment on a worldwide basis and as a result changed the estimated useful life of certain assets, effective as of January 1, 2015. This review was deemed necessary given the high levels of investment the Group has made in its plant and equipment since 2011 in order to improve the operating efficiency and capacity of the business. The total effect of this change in estimates is expected to be a reduction of depreciation expense of EUR 19.000k for the entire year. For the three months ended March 31, 2015 the change increased operating result (EBIT) by EUR 4,750k or EUR 0.08 per common share (basic and diluted). As a result depreciation for the first quarter 2015 is approximately equal to capital expenditure.

7.	Inventories
Inventories of EUR 723k were recognized as an expense for the three months ended March 31, 2015 (three months ended March 31, 2014: EUR 169k). Impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance as of March 31, 2015 and December 31, 2014 amounted to EUR 4,736k and EUR 8,510k and developed as following:

In EUR k
As at December 31, 2014	8,510
Addition	—
Utilization	(3,584)
Release	(190)
As at March 31, 2015	4,736

8.	Financial assets and liabilities
The table below presents the allocation of the fair values to the hierarchy levels as at March 31, 2015 and December 31, 2014.

	In EUR k
	As at
	March 31, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	3,438	—	—	4,433	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	857	—	—	98	—
Liabilities for which fair values are disclosed
Term loan	—	728,142	—	—	692,187	—
The receivables from derivatives of EUR 3,438k and EUR 4,433k as at March 31, 2015 and December 31, 2014, respectively, are presented in other non-current financial assets with an amount of EUR 3,380k and EUR 4,267k as at March 31, 2015 and December 31, 2014, respectively, and in other current financial assets with an amount of EUR 58k and EUR 166k as at March 31, 2015 and December 31, 2014, respectively. The liabilities from derivatives of EUR 857k and EUR 98k as at March 31, 2015 and December 31, 2014, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables as part of our hedging strategy.
To reduce the foreign currency exposure a portion of the US Dollar denominated term loan is designated as hedge in net investment in a foreign operation. Effective from January 1, 2015 US Dollar 180 million were designated to cover foreign currency risks related to our US business. The hedging amount is equal to the net equity amount as of December 31, 2014 of our affiliated US companies. The net investment hedge accounted for EUR 19,053k in other comprehensive income. Notwithstanding, a regular redemption of 0.25% in the first quarter of 2015, the Euro-equivalent of the US Dollar term loan increased from EUR 294,183k to EUR 331,137k as a result of US Dollar exchange rate fluctuation.

9.	Deferred and current taxes
Income tax receivables decreased from December 31, 2014 due to tax refunds from tax authorities.
The effective tax rate of 34.3% for the first quarter of 2015 deviated from the expected Group rate of 32% primarily due to non-creditable withholding taxes and other non-deductible business expenses of 6.5%. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, and losses and deductible temporary differences recognized in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden further affected the rate by 3.6%. Partially offsetting these unfavorable impacts by (4.4)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to prior year taxes and foreign tax rate differentials.
The effective tax rate of 108.5% for the first quarter of 2014 deviated from the expected Group rate of 30% primarily due to losses and deductible temporary differences of 32.8% recognized in Germany, Brazil, South Africa, Portugal and Sweden, as well as an interest carryforward in Italy expiring in the current year. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities further impacted the rate by 22.9%. The remaining differences relate to prior year taxes, other non-deductible business expenses, and foreign tax rate differentials.

10.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Mar 31,	As at Dec 31,
Maturity	2015	2014
Less than one year	115,279	103,078
1 to 5 years	201,282	250,990
More than 5 years	110,573	116,871

Total	427,134	470,939
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.
In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement.The EPA revised such proposed specifications and terms in November 2014 in response to a settlement proposal presented by the Company. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.
The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would have defenses to EPA/DOJ’s allegations.
While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on their public announcements, two competitors, Cabot Corporation and Continental Carbon Corporation, have entered into settlement agreements with EPA/DOJ. In November 2013 Cabot Corporation agreed to pay a US Dollar 975,000 civil penalty to the EPA and fund US Dollar 450,000 in environmental mitigation projects. Cabot Corporation is also required to install certain technology controls as part the settlement that it estimates will require investments of approximately US Dollar 85 million. In March 2015, Continental Carbon Corporation agreed to pay a US Dollar 650,000 civil penalty and fund US Dollar 550,000 in environmental mitigation projects. Continental Carbon Corporation is also required to install certain technology controls as part of the settlement estimated to require investments of approximately US Dollar 98 million. Given that, among other things, both Cabot Corporation and Continental Carbon Corporation operate fewer facilities in the United States than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of April 2015, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.
The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.
This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.
QECC
The Company continues seeking to acquire the Chinese carbon black manufacturer Qingdao Evonik Chemicals Co. Ltd. (“QECC”), in which Evonik has a majority interest. Orion entered into an agreement with Evonik for the acquisition of QECC in 2011, but the agreement has since expired. The acquisition has been and remains subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review. The Company is unable to predict whether or when the acquisition will occur or whether completion of the acquisition is probable. Despite the expiration of the 2011 agreement, the Company believes that there are continuing obligations resulting from the agreements reached with Evonik to date. In the event Evonik claims its agreement with Orion has formally expired and that no such continuing obligations exist, the Company is prepared to enforce its rights vigorously towards Evonik and QECC (as the case may be).

11.	Related parties
The Group has related parties in addition to the subsidiaries included in the consolidated financial statements.
Related parties are LuxCo1 and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of LuxCo1 and the co-investor and one joint venture of Orion that is accounted for using the equity method.
On July 25, 2014 Orion discharged its fully subordinated shareholder loan from LuxCo1, which was represented by Preferred Equity Certificates ("B PECs") issued to LuxCo1. Consequently, interest expenses for shareholder loans for the three months ended March 31, 2015 were nil. For the three months ended March 31, 2014 a Euro equivalent effective interest expense of EUR 7,780k was recognized on the B PECs.
In previous years Orion received advisory services from certain entities of its principal shareholders under a consulting and support agreement, which was terminated in conjunction with the IPO in July 2014. An amount of EUR 797k was recognized in the three months ended March 31, 2014 with respect to such services. As a result of the termination of the consulting and support agreement, no such fees were incurred in the three months ended March 31, 2015.

12.	Events after the balance sheet date
On April 15, 2015 the Annual General Meeting and an Extraordinary General Meeting of shareholders of Orion Engineered Carbons S.A. were held in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, including the payment by the Company on December 22, 2014 of an interim dividend in the amount of EUR 40 million and a distribution of a dividend in the aggregate amount of EUR 10 million in the second quarter of 2015. The dividend was paid on April 20, 2015 to shareholders of record on April 6, 2015.
Furthermore the Company changed its registered office from the city of Luxembourg, Grand Duchy of Luxembourg to Niederanven, Grand Duchy of Luxembourg.
Senningerberg (Municipality of Niederanven), May 7, 2015
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2015 and 2014 and should be read in conjunction with our publicly available filing of Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2014 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors as disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Key Information–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items and is determined in accordance with provisions set forth in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.

Results of Operations and Segment Discussion
Revenue
Revenue decreased by €40.1 million, or 12.1%, from €330.5 million (€102.0 million in our Specialty Carbon Black segment and €228.4 million in our Rubber Carbon Black segment) in the first quarter of 2014 to €290.4 million (€98.0 million in our Specialty Carbon Black segment and €192.4 million in our Rubber Carbon Black segment) in the first quarter of 2015. This revenue decrease was due to sales price decline resulting from pass through of feedstock price changes, partially offset by increases from a stronger US Dollar and additional volumes. Raw material cost pass through mechanisms proved to be effective as key performance indicators such as Contribution Margin, Gross Profit and Adjusted EBITDA and net income increased, even though revenue decreased in line with falling feedstock costs.
Total volume increased by 3.6 kmt overall, or 1.4%, from 249.3 kmt (50.9 kmt in our Specialty Carbon Black Segment and 198.4 kmt in our Rubber Carbon Black segment) in the first quarter of 2014 to 252.9 kmt (51.1 kmt in our Specialty Carbon Black segment and 201.8 kmt in our Rubber Carbon Black segment) in the first quarter of 2015. Increased volumes in the Specialty Carbon Black segment in Europe were partly offset by reduced volumes in the Americas and Asia Pacific. Increased volumes in the Rubber Carbon Black segment in Europe and North America were partly offset by lower demand in Brazil.
Cost of Sales and Gross Profit
Cost of sales decreased by €51.6 million, or 19.9%, from €259.6 million (€69.7 million in our Specialty Carbon Black segment and €189.8 million in our Rubber Carbon Black segment) in the first quarter of 2014 to €208.0 million (€59.3 million in our Specialty Carbon Black segment and €148.8 million in our Rubber Carbon Black segment) in the first quarter of 2015. This decrease in cost of sales relates mostly to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. These declines were somewhat offset by foreign exchange rate impacts mostly related to the stronger US Dollar versus the Euro. Other impacts to cost of sales such as volume increase, efficiency gains and feedstock initiatives netted each other in the first quarter of 2015.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased by €11.5 million, or 16.2%, from €70.9 million (€32.3 million in our Specialty Carbon Black segment and €38.6 million in our Rubber Carbon Black segment) in the first quarter of 2014 to €82.4 million (€38.8 million in our Specialty Carbon Black segment and €43.6 million in our Rubber Carbon Black segment) in the first quarter of 2015 demonstrating that the feedstock cost pass-through mechanism has been effective in light of the large and rapid feedstock cost reductions seen in the last quarter of 2014 and the first quarter of 2015.
Selling Expenses
Sales and marketing expenses increased by €1.5 million from €24.4 million in the first quarter of 2014 to €25.9 million in the first quarter of 2015. This increase was primarily due to higher volume and investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment in the first quarter of 2015, as compared to the first quarter of 2014 as well as increased salaries and general cost increases. Additionally selling expenses increased due to currency translation impacts resulting from our foreign operations given the Euro weakness observed in the first quarter of 2015 in particular against the US Dollar and the South Korean Won.
Research and Development Costs
Research and development costs increased by €1.2 million from €2.8 million in the first quarter of 2014 to €4.0 million in the first quarter of 2015. This change does not represent a substantive change in our research and development efforts, but rather currency translation impacts from foreign operations and the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by €2.7 million from €12.3 million in the first quarter of 2014 to €15.0 million in the first quarter of 2015, mainly as a result of additional costs related to being a public listed entity and again are related to currency translation impacts of our US and Asian Pacific business.

Other Operating Income and Expenses
Other operating income and expenses, net decreased by €1.7 million from a net expense of €2.9 million in the first quarter of 2014 to a net expense of €1.2 million in the first quarter of 2015, mainly as a result of reduction of adjustment items related to restructuring and group strategy expenses compared to the first quarter of 2014.
Operating Result (EBIT)
Operating result increased by €7.8 million, or 27.5%, from €28.5 million in first quarter of 2014 to €36.3 million in the first quarter of 2015, as a result of both improved Contribution Margin as well as a reduction of depreciation expenses of €4.7 million due to a reassessment of the remaining useful lives of our production assets.
Finance Costs, Net
Finance costs, net decreased by €9.8 million from a net finance cost of €23.8 million in the first quarter of 2014 to a net finance cost of €14.0 million in the first quarter of 2015 reflecting, in particular, our new financing structure which reduced interest expenses although the weakening Euro and associated foreign currency losses diminished this positive trend to a certain degree.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture represents the dividend received from our German joint venture, increased from less than €0.1 million in the first quarter of 2014 to slightly more than €0.1 million in the first quarter of 2015.
Financial Result
Financial result comprising of finance income, finance costs and share of profit or loss of joint ventures and decreased by €9.8 million, or 41.6%, from a net expense of €23.7 million in the first quarter of 2014 to a net expense of €13.9 million in the first quarter of 2015, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the first quarter of 2015 amounted to €22.4 million compared to €4.8 million in the first quarter of 2014, reflecting all the factors described above and in particular our new financing structure.
Income Taxes
Income taxes in the first quarter of 2015 amounted to €7.7 million compared to €5.2 million in the first quarter of 2014, reflecting the profit in these periods and the factors explained below.
The effective tax rate of 34.3% for the first quarter of 2015 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes and other non-deductible business expenses of 6.5%. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, and losses and deductible temporary differences recognized in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden further affected the rate by 3.6%. Partially offsetting these unfavorable impacts by (4.4)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to prior year taxes and foreign tax rate differentials.
The effective tax rate of 108.5% for the first quarter of 2014 was impacted by losses recognized in Portugal, Sweden, Germany, South Africa, and Brazil, for which no deferred tax asset was recognized that resulted in changes to the measurement amount of deferred tax assets that have been recognized. Together with an interest carry forward in Italy expiring in the current year. In addition, non-deductible interest expenses due to local Trade Tax adjustments for the German entities further impacted the rate by 22.9%. The remaining differences related to foreign tax rate differentials, nondeductible business expenses, and adjustments to prior year taxes.

Profit or Loss for the Period
Profit or Loss changed by €15.2 million from €0.4 million loss in the first quarter of 2014 to €14.8 million profit in the first quarter of 2015, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution Margin increased by €8.7 million, or 8.6%, from €101.1 million in the first quarter of 2014 to €109.8 million in the first quarter of 2015, driven primarily by positive foreign exchange translation effects (associated primarily with the stronger US Dollar), as well as efficiency and volume gains. These were partially offset by negative feedstock cost developments.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA amounted to €50.0 million in the first quarter of 2014 and increased by 7.8%, or €3.9 million, to €53.9 million in the first quarter of 2015, reflecting both the overall impact of the increased contribution margin as well as the negative impact of foreign exchange translation effects associated with the fixed cost base primarily in US Dollar related currencies. Positive effects of foreign exchange translation (about €5 million) were offset by negative feedstock cost developments. Overall both volume and efficiency gains drove the increase in Adjusted EBITDA.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment decreased by €4.0 million, or 3.9%, from €102.0 million in the first quarter of 2014 to €98.0 million in the first quarter of 2015. This revenue decrease was due to the price decline resulting from the pass through of reduced feedstock costs. This was partially offset by increases from a stronger US Dollar.
Volume of the Specialty Carbon Black segment increased slightly by 0.2 kmt, or 0.4%, from 50.9 kmt in the first quarter of 2014 to 51.1 kmt in the first quarter of 2015. While there has been a strong increase in volume in Europe there have been offsetting effects in the in Asia Pacific and the Americas.
Gross profit of the Specialty Carbon Black segment increased by €6.5 million, or 20.0%, from €32.3 million in the first quarter of 2014 to €38.8 million in the first quarter of 2015, in part due to a benefit from the decline in feedstock costs associated with the non-indexed business, favorable foreign exchange translation effects mainly associated with the stronger US Dollar, as well as a decrease of €1.9 million in depreciation associated with the review of remaining useful asset life.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €2.9 million, or 11.1%, from €25.7 million in the first quarter of 2014 to €28.6 million in the first quarter of 2015 reflecting the development of gross profit without the depreciation impact. Adjusted EBITDA margin was 29.1% as compared to 25.2% in the first quarter of 2014. This increase in adjusted EBITDA margins, while reflecting our improved profitability is as well driven by the effect of the decline in feedstock costs on our revenues.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment decreased by €36.0 million, or 15.8%, from €228.4 million in the first quarter of 2014 to €192.4 million in the first quarter of 2015. This revenue decrease was due to the price decline resulting from pass through of lower feedstock costs. This was partially offset by increases from a stronger US Dollar and the additional volumes.
Volume of the Rubber Carbon Black segment increased by 3.4 kmt, or 1.7%, from 198.4 kmt in the first quarter of 2014 to 201.8 kmt in the first quarter of 2015 as a result of strong demand in Europe and North America partly offset by weaker demand in Brazil.
Gross profit of the Rubber Carbon Black segment increased by €5.0 million, or 12.9%, from €38.6 million in the first quarter of 2014 to €43.6 million in the first quarter of 2015 associated overall with favorable foreign exchange translation effects mainly due to the stronger US Dollar, and due to a decrease of €2.9 million in depreciation and amortization associated with the review of remaining useful asset lives partially offset by some negative feedstock cost developments.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €1.0 million, or 4.2%, from €24.3 million in the first quarter of 2014 to €25.3 million in the first quarter of 2015, reflecting the development of gross profit excluding depreciation. Adjusted EBITDA margin rose to 13.2% in the first quarter of 2015 from 10.6% in the first quarter of 2014 reflecting the development of gross profit excluding depreciation as well as well as negative foreign exchange impacts associated with below gross profit fixed costs. Adjusted EBITDA margin rose to 13.2% in the first quarter of 2015 from 10.6% in the first quarter of 2014. This increase in Adjusted EBITDA margin is reflective of improved profitability and also driven by the effect of the decline in feedstock costs on our revenues and foreign exchange translation impacts.
Liquidity and Capital Resources

	Three months ended Mar 31,
	2015 in million EUR	2014 in million EUR
Cash flows from operating activities	74.8	34.2
Cash flows used in investing activities	(13.8)	(7.7)
Cash flows used in financing activities	(14.4)	(10.2)

Change in cash	46.6	16.3

Cash and cash equivalents at the end of the period	120.7	86.8
First Quarter of 2015 Cash Flows
Cash inflows from operating activities in the first quarter of 2015 amounted to €74.8 million, consisting of a consolidated profit for the period of €14.8 million, adjusted for depreciation and amortization of €16.6 million, exclusion of net finance cost of €14.0 million, and a cash increase in net working capital of €28.9 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €203.7 million at March 31, 2015, compared to €219.7 million as at December 31, 2014.
Cash outflows from investing activities in the first quarter of 2015 amounted to €13.8 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first quarter amounted to €14.4 million, comprised primarily of our regular interest payments of €9.5 million, regular debt repayment of €1.8 million and payments related to other financial liabilities of €3.2 million.
First Quarter of 2014 Cash Flows
Cash inflows from operating activities in the first quarter of 2014 amounted to €34.2 million and consisted of a consolidated loss for the period of €0.4 million, adjustments of €20.0 million, primarily for non-cash items (of which €18.9 million were depreciation and amortization), cash outflow from Net Working Capital of €7.7 million, the exclusion of net financing costs of €23.8 million.
Cash outflows from investing activities in the first quarter of 2014 amounted to €7.7 million and related to further expansion and improvement projects.
Cash outflows from financing activities was mainly composed of interest payments to our lenders of short term borrowings as well as regular repayment of principal amounts.

Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	March 31, 2015	December 31, 2014
	in million EUR	in million EUR
Inventories	117.9	125.3
Trade receivables	189.3	199.5
Trade payables	(103.5)	(105.1)

Net Working Capital	203.7	219.7
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2014 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €16-19 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility. As of March 31, 2015, Net Working Capital decreased to €203.7 million compared to €219.7 million as of December 31, 2014.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Capital Expenditures amounted to €13.8 million in the three month ended March 31, 2015 and to €7.7 million in the three months ended March 31, 2014, and were mainly composed of expenditures for performance improvement projects in the United States and in Germany and maintenance projects in our remaining plants. We plan to finance our Capital Expenditures with cash generated by our operating activities.